Are you Intense?


BARROW'S
BARROW'S
INTENSE
GINGER
LIQUEUR
Handmade in Brooklyn
375 ML
22% Alc/Vol (44 Proof)
BARROW'S
BARROW'S
BARROW'S
INTENSE
GINGER
LIQUEUR
Handmade in Brooklyn
750 ML
22% Alc/Vol (44 Proof)

Proof of Concept, LLC.
May 2016
v2.5nf



One taste and you'll know.

Barrow's Intense is the only nationally distributed hand-made craft ginger liqueur. Its singular, intense taste has been met with rave reviews. Consumers and industry experts alike love its pure ginger flavor and incredible versatility in cocktails.



Blended from Peruvian and Hawaiian varietals of ginger

**All Natural.
No Artificial Flavors.
No Preservatives.
No Chemicals.
No Bullshit.**

**44 proof
Kosher Certified
Gluten Free
Vegan**



Yeah, it's that good!



4 Stars/Highly Recommended & Superb
F. Paul Pacult / Spirit Journal Sept 2014

Platinum Medal, Best in Class – (Liqueurs) SIP Awards 2013

Gold Medal – Craft Spirits Award 2014

A Rating – Drink Hacker, February 2014

A+ Rating – Good Spirits News, June 2014

94 Points/Outstanding – Tasting Panel, Anthony Dias Blue, July 2014

4 Stars/Superb/Highly Recommended

F. Paul Pacult's Spirit Journal, September 2014

8 Olives/Highly Recommended – Spirits Review, Winter 2015

4 Stars/Highly Recommended – Bev X, April 2015









Product Positioning

Barrow's Intense uses a neutral cane base, so the flavor is pure ginger. Unlike our main competitors, Barrow's Intense can be combined with all spirits, increasing application and usage. We are the only nationally distributed craft ginger liqueur.


King's Ginger

Distilled
Ginger Flavored
Whiskey


BARROW'S
BARROW'S
BARROW'S
INTENSE
GINGER
LIQUEUR
Handmade in Brooklyn
750 ML
22% Alc/Vol (44 Proof)

Cold Maceration
Fresh Ginger
Neutral base
Handmade Craft


DOMAINE DE
CANTON

Compounded
Ginger Flavored
Cognac

Unique Value Proposition

Great for Cocktails



Barrow's Intense is made with only fresh ginger and a neutral cane spirit. It is incredibly flexible for cocktail creation and pairs with all base spirits, including vodka, rum, whiskey, tequila, gin, etc.

Real Taste, Hot Flavor

The cold maceration process provides a unique fresh ginger flavor profile that both trade and consumers look for. "From candy to beer to tea, everything with ginger is hot right now." *Flavor House Virginia Dare, VP of Marketing Anton Angelich*



Truly Craft

Craft spirits are booming and Barrow's Intense is the only nationally distributed true craft ginger liqueur.
No marketing hype.

Cocktail	Ingredient 1	Make it Intense	Ingredient 2	Ingredi
Bee's Knees	1.5oz gin	3/4oz Barrow's Intense	3/4oz fresh lemon juice	1/2oz h syrup
Caipirinha	2oz cachaca	3/4oz Barrow's Intense	4 lime wedges	
Cosmopolitan	1.5oz vodka	1/2oz Barrow's Intense	1/2oz triple sec	3/4oz li juice
Daiquiri	2oz aged white rum	3/4oz Barrow's Intense	3/4oz lime	
Dark & Stormy	2oz dark rum	1oz Barrow's Intense	3oz soda water	splash
El Diablo	2oz tequila	1/2oz Barrow's Intense	1/2oz cassis	1/2oz li juice
French 75	1oz gin	1/2oz Barrow's Intense	1/2oz lemon juice	4oz champa
Gimlet	2oz gin	1/2oz Barrow's Intense	1/4oz lime juice	
Gin & Tonic	1oz gin	1oz Barrow's Intense	4oz tonic water	
Gold Rush	2oz bourbon	1/2oz Barrow's Intense	1/2oz honey syrup	3/4oz le juice
Greyhound	1.5oz vodka	1/2oz Barrow's Intense	3oz grape-fruit juice	
Hurricane	2oz aged rum	1/2oz Barrow's Intense	1/2oz passionfruit syrup	1/2oz le juice
Jack Rose	2oz apple brandy	1/2oz Barrow's Intense	1/4oz grenadine	3/4oz le juice
Kamakazie	2oz citrus vodka	1oz Barrow's Intense	3/4oz lime juice	
Kir Royale	1/2oz cassis	1/2oz Barrow's Intense	5oz champagne	
Lemon Drop	2oz citrus vodka	3/4oz Barrow's Intense	1/4oz simple syrup	3/4oz le juice
Manhattan	2oz rye	1oz Barrow's Intense	2 dashes Angostura	2 dashe orange
Intense Manhattan	1oz sweet vermouth	2oz Barrow's Intense	10 dashes Angostura	2 dashe orange
Margarita	2oz tequila	1oz Barrow's Intense	3/4oz lime juice	
"Martini"	2oz vodka	3/4oz Barrow's Intense	1/4oz dry vermouth	



5

National Distribution
In Partnership with Serralles USA
Q1 2016

WA
OR
ND
MN
WI
MI
ME
NH
NY
NV
CA
SD
NE
IL
IN
OH
PA
NJ
MD
*DC
AK
AZ
NM
CO
KS
MO
KY
TN
OK
MS
SC
GA
TX
LO
FL
HI

Currently shipping in 34 States plus DC

39 total states plus DC by early 2016

10 Control States TBD

★ SUSA Sales Rep   ☆ Planned Q2

Barrow's Intense has already generated interest with international distributors.



6



BARROW'S
BARROW'S
BARROW'S
INTENSE
GINGER
LIQUEUR
Handmade in Brooklyn
750 ML
22% Alc/Vol (44 Proof)

Route to Market

Sales Partnerships

Through our partnership with Serralles USA, Barrow's Intense has access to top spirits distributors in North America, representing more than 10,000 sales associates and a direct sales force of 24.

Bartender Evangelists

Barrow's Intense is building strong relationships within the trade as the preferred choice of mixologists at major cocktail events in the country. Team Intense has partnered with Camp Runamock, Portland Cocktail Week, Tales of the Cocktail and the US Bartenders' Guild.

National Accounts & Cruise Ships

Barrow's Intense is finding success with national accounts looking to step up their cocktail programs and capitalize on the ginger flavor trend. Ginger is a known universal remedy for motion sickness, making us a natural complement to the cruise line industry.









BLUE SUSHI SAKE GRILL
ANTHONY'S COAL FIRED PIZZA
PIZZA WELL DONE
NCL
Celebrity X Cruises
BENIHANA
Cantina LAREDO.
gourmet mexican food



BARROW'S
BARROW'S
BARROW'S
INTENSE
GINGER
LIQUEUR
Handmade in Brooklyn
750 ML
22% Alc/Vol (44 Proof)

Market Size & Opportunity

US Liqueur Sales
Total Market

23.5 Million 9L Cases

Total US spirits sales 205 million 9L cases

Premium & Super Premium Liqueur
Addressable Market

4.5 Million 9L Cases

Barrow's Intense Target (2020)
0.5% of addressable market

25,000 9L Cases

volume for 10x return on investment

The Growth is in Craft Spirits

Craft spirits have enjoyed a compound annual growth of nearly 50% since 2010 and now account for approximately 2% of the U.S. spirits market. Credit Suisse estimates craft spirits reaching 12% in the next decade.



Team Intense

Barrow's Intense combines fresh ginger with decades of entrepreneurship, marketing expertise and a seasoned advisory board.



Josh Morton
CEO/Founder

The creator of Barrow's Intense, Josh brings more than two decades of entrepreneurial expertise along with a diverse skill set, which has allowed Barrow's Intense to take root and grow with no outside investment to date.



Eve Alintuck
VP of Intensity

A communications professional with more than 20 years' experience, Eve started her career with PG&E, Bain & Co., and Mackenzie Communications before opening her own consulting firm and later joining Barrow's Intense to focus on marketing and brand building.

Advisory Board



David Pickerell
Master Distiller
WhistlePig Farm Distillery and Hillrock Estate Distillery



Roberto Serrellas
Brand Owner
Destilería Serrallés



Julie Smith
Strategic Consultant



Jeffery McInnis
Executive Chef
Root & Bone, NYC



Lindsey Johnson
Owner/Founder
Lush Life



Mauro Pennella
fmr M&A
Diageo USA

Proof of Concept, LLC

Established in 2011

Holding company for Barrow's Intense

Based in New York City

4 full-time employees

2,000+ sq. ft. production facility in Brooklyn







What people are saying



"Newer names like St-Germain, Barrow's Intense Ginger Liqueur and RumChata cream liqueur have helped expand the mixologist's cocktail toolbox and open up a world of new drinks options with a nod to the classics."
– Market Watch, Nov. 2015

"Barrow's Intense is absolutely a great liqueur – the fact that literally overnight I could put together five cocktails featuring it, not one being a mule, speaks to its versatility."
– Alex Haskell, Owner, Iron Station, NY

"Like Grand Marnier, Chambord or St-Germain, Barrow's Intense has a key role to play in a portfolio both at the bar and restaurant level, as well as in a home, but most importantly as a complement of a Spirits Portfolio from an Industry leader. It is just a great product."
– Mauro Pennella, Fmr. M&A, Diageo, Currently President International, Combe Inc

"One of the biggest, baddest, boldest flavors around: Barrow's Intense Ginger Liqueur."
– Tasting Panel Magazine

"A fixture of the well at *The Way Back*, 'the new bartender's ketchup.'"
- Chad Michael George, President, USBG Colorado

"We have been so fortunate to have found Josh as a partner in our SUSA portfolio. Plain and simple, he is true to his brand in the same way the brand is true to him. Josh is not only an innovator but he executes just as well. He embodies all that is awesome about the craft movement."
– Roberto Serrallas, VP Business Development, Destilería Serrallés

Thank you!


BARROW'S
BARROW'S
BARROW'S
INTENSE
GINGER
LIQUEUR
Handmade in Brooklyn
375 ML
22% Alc/Vol (44 Proof)
BARROW'S
BARROW'S
BARROW'S
INTENSE
GINGER
LIQUEUR
Handmade in Brooklyn
750 ML
22% Alc/Vol (44 Proof)

barrowsintense.com
facebook.com/barrowsintense
@barrowsintense

12



Appendix

National Marketing & Distribution Partner
Serralles USA (SUSA)



★ Established in August 2008

★ Serralles has grown DonQ in the USA +516%

★ $24.5 Million (US) in Revenue (rolling 12m as of 10/15)

★ 24-person National Sales Team

★ Wholly-owned subsidiary of Destilería Serralles, Inc. (est. 1865) one of America's oldest family-owned and operated companies. Sale $100+ Million

  ○ The largest distributor of spirits on the Island of Puerto Rico

  ○ Owners of the # 1 Rum Brand in Puerto Rico, Don Q, as well as Palo Viejo, Black Beard Spice Rum, Caliche Rum

  ○ Diversified company with operations in the spirits industry (production, bottling and distribution), the resort industry (own and operate Ponce Hilton and Golf Resort), and real estate development

 

Punching above our weight
Our partnership with SUSA creates great value



★ National Sales Team

★ Compliance, Logistics, Back Office, Trade PR, Dedicated Marketing Manager

  ○ Reduces our headcount

  ○ Allows focus on production and sales

★ Aligned interests through an earn-out of up to 10% equity

  ○ Percent of distributor fee reinvests into marketing support (triggered by volume), acting as a growth accelerator

★ Strong Network of Distributors: Breakthru Beverage, RDNC, Young's Market, MS Walker, etc.

  ○ #1 or #2 Distributor in each market

  ○ Distributor focus due to value of SUSA portfolio

★ Executive Team with an average of 20+ years of experience in the industry

  ○ Instant industry connections and credibility

  ○ 20+ years of relationships in a relationship business

★ Other brands in the portfolio provide additional marketing resources

  ○ Since we are not a base spirit we partner with the base spirits in the portfolio on cocktails and tastings multiplying our marketing dollars

 

Comparables

Growth Brand	Spirits Category	Buyer	Year	Revenue (m)	Price (m)	Valuation†	Source
Hpnotiq	Liqueur	Heaven Hill	2005	2.2	40	**18.0x**	**
42 Below	Vodka	Bacardi	2006	7.0	91	**13.0x**	**
Chambord	Liqueur	Brown-Forman	2006	15.6	255	**16.3x**	**
Cabo Wabo	Tequila	Campari	2007	9.5	91	**9.6x**	**
Ultimat	Vodka	Patron	2007	2.4	17	**7.1x**	*
Effen	Vodka	Jim Beam	2009	10.0	68	**6.8x**	*
Leblon	Cachaca	Bacardi (30%)	2010	2.0	12	**20.0x**	**
Zacapa	Rum	Diageo	2010	12.7	200	**15.8x**	**
Skinny Girl	Vodka	Beam	2011	8.0	90	**11.2x**	**
Average - All Brands				**7.7**	**96.0**	**13.1x**	

Sources: *Double Cross Presentation, **Park Street

†valuation based on multiple of revenue

Potential acquirers & strategic partners











GRUPPO CAMPARI

Constellation Brands

Beam SUNTORY

Pernod Ricard

DIAGEO

JIM BEAM

THE PATRÓN SPIRITS COMPANY

BACARDI LIMITED

BROWN-FORMAN

PROXIMO